November 7, 2005

Via facsimile to ((202) 318-6224) and U.S. Mail

Robert B. Murphy, Esq.
Pepper Hamilton LLP
600 Fourteenth Street, NW
Washington, DC  20005

Re:	Marlton Technologies, Inc.
      Revised Preliminary Schedule 14A
      Filed October 27, 2005
      File No. 000-16450

      Amended Schedule 13E-3
      Filed October 27, 2005
      File No. 005-59249

Dear Mr. Murphy:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Introduction
1. We reissue comments 1 and 2. We note, in addition to our prior comments, that while the 2001 stockholders` agreement may not direct the vote of the parties with respect to the current transaction, the parties share beneficial ownership of the stock as a result of the provisions of the agreement, as described in your proxy statement. Further, it appears that the affiliates may be engaged in the transaction through their commitment to provide alternate financing.

Preliminary Schedule 14A

Summary term sheet, page 2
2. We reissue comment 7 in part. Please quantify the interests of affiliates in this transaction.

Special Factors

Alternatives to the reverse stock split, page 12
3. Disclose the substance of your response to comment 21 in an appropriate location in your proxy statement.

Fairness of the reverse split, page 13
4. We note the revisions made in response to comment 23. We reissue our comment in part. Please include a discussion of how each factor relates to the determination that the transaction is fair to the unaffiliated stockholders.
5. It appears that the revisions described in your response to comment 24 were not made to the proxy statement. Specifically, we are unable to find any disclosure regarding the board of directors undertaking an independent review of the various factors described elsewhere. Thus, we reissue our comment.
6. In light of previous comments 24 and 25 and your response to comment 24, we reissue comment 25 with respect to the board`s fairness determination. If your board relied on the analysis of MHH or the special committee to reach the fairness determination, revise your disclosure to state that your board adopted the analysis of the special committee or MHH. If the board has based its fairness determination on the analysis of factors undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation.

Opinion of Mufson Howe Hunter & Partners, page 16
7. We reissue comment 29. Please disclose the financial projections provided to MHH in the proxy statement to be delivered to security holders.



Premiums paid analysis, page 18
8. We note that you have not listed all transactions underlying this analysis. Please include a specific reference to a location in the documents delivered to security holders where security holders may read the remaining information.
9. We reissue comment 32 in part. Explain the relevance of MHH`s use of the first and third percentiles and of the range between the first and third percentile of the results obtained in this analysis to reach its fairness opinion. Why were those percentiles and the range selected? Were there any other percentiles or another range that was considered by MHH?

Comparable mergers and acquisition analysis, page 20
10. We note your revision in response to comment 35. It does not appear, however, that you have explained why MHH found this analysis`s results useful.
11. We note that you have not listed all transactions underlying the larger analysis within this section. Explain the basis for your selection of the sample presented and include a specific reference to a location in the documents delivered to security holders where security holders may read the remaining information.

Discounted cash flow analysis, page 22
12. It appears that the second sentence of the second paragraph of this section is missing a word. Please revise as necessary.
13. Please show the data underlying this analysis and how MHH arrived at the range of implied equity values from that data.

Special interests of affiliated persons in the transaction, page
23
14. We reissue comment 38.

Costs of the transaction, page 24
15. We reissue comment 40. The additional disclosure does not address the requirements of Item 1007(d)(2) of Regulation M-A.

Background of the proposal, page 25
16. We note your response to comment 14. Please tell us whether the
Special Committee used the 2004 valuation of the company in any way in reaching its fairness determination.
17. We reissue comment 16. It does not appear that your revisions addressed our comment.

Security ownership of certain beneficial owners and management, page
35
18. We reissue comment 42. Please list all such shares in each line for each of the three individuals. You may clarify the number of shares held of record (as compared with shares held beneficially) in the footnotes.

Exhibit E
19. It appears that you have disclosed two sets of pro forma financial information for the period ended and as of September 30, 2005. With a view toward clarified disclosure, please tell us the difference between the two presentations.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


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Robert B. Murphy, Esq.
Pepper Hamilton LLP
November 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE